City of Buenos Aires, August 13, 2025 Messrs. Comisión Nacional de Valores (CNV) Messrs. Bolsas y Mercados Argentinos S.A. (BYMA) Messrs. A3 Mercados S.A. (A3) Ref.: LOMA NEGRA C.I.A.S.A. – Relevant Event Dear Sirs, We are writing in accordance with Section 2 of Chapter I, Title XII of the Argentine National Securities Commission (“Comisión Nacional de Valores”) Regulations (2013 revised version). In this regard, we hereby report that Loma Negra Compañía Industrial Argentina S.A. (the “Issuer” or “Loma Negra”, indistinctly), in its capacity as issuer under the global program for the issuance of negotiable bonds (not convertible into shares) for a nominal value of up to US$ 500,000,000 (United States Dollars five hundred million) (or its equivalent in other currencies) (the “Program”), informs that: In connection with the issuance of Class 5 Negotiable Bonds, issued by Loma Negra on July 24, 2025, at a fixed annual nominal interest rate of 8.00%, maturing on July 24, 2027 (the “Class 5 Negotiable Bonds”), the Issuer received, as in-kind subscription payment: (i) Class 2 Negotiable Bonds issued by Loma Negra on June 21, 2023, at a fixed annual nominal interest rate of 6.50%, maturing on December 21, 2025 (the “Class 2 Negotiable Bonds”), for a nominal value of US$ 16,265,844; and (ii) Class 3 Negotiable Bonds issued by Loma Negra on September 11, 2023, at a fixed annual nominal interest rate of 7.49%, maturing on March 11, 2026 (the “Class 3 Negotiable Bonds”), for a nominal value of US$ 11,866,417. In this regard, Loma Negra informs that a partial cancellation of its Class 2 Negotiable Bonds will be carried out, leaving a nominal value of US$ 55,456,930 outstanding, and a partial cancellation of its Class 3 Negotiable Bonds, leaving a nominal value of US$ 43,133,583 outstanding. Sincerely, ______________________ Marcos Isabelino Gradin Investor Relations Officer